SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general, in connection with the start of the new phase of Operation Lava-Jato called Operation Fiat Lux (the “Operation”) today, in respect of the new phase of the ongoing criminal investigations and lawsuits, intended to deepen the investigations related to the construction of the Angra 3 Nuclear Power Plant (“Angra 3”) of its subsidiary Eletrobras Termonuclear SA - Eletronuclear (“Eletronuclear”), as follows:

1.    According to data published by the Federal Public Ministry on this date on its website (www.mpf.mp.br), the Operation is a development of Operations Radioactivity, Pripyat, Brotherhood and Decontamination;

2.    The contracts related to the construction of the Angra 3 nuclear power plant were analyzed during the course of the independent investigation carried out by the Company, and conducted by the law firm Hogan Lovells, from the beginning of 2015 to the end of 2018. All potential illegal acts referring to Angra 3 identified during the investigation were subject to appropriate administrative measures, and the Company recorded losses in the amount of R$141,313 thousand in its consolidated financial statements for the third quarter of 2016 filed in Brazil. With respect to our Form 20-F, filed with the SEC, the same losses, in the same total amounts, were recorded in the financial statements filed as part of its Forms 20-F for the years 2014 and 2015, due to the difference in reporting dates;

3.    The Company has fully collaborated with all actions of the Federal Public Ministry and the relevant agencies in respect of Operation Lava-Jato, including acting as a prosecution assistant in criminal lawsuits against officers, in addition to adopting administrative and judicial measures to safeguard its interests in light of any evidence of fraud and corruption identified. This includes the annulment of contracts and the dismissal of officers and employees implicated during the investigations in potential illegal acts. In addition, the Company also reviewed its hiring and inspection procedures, adopting strict anti-corruption procedures, including a broad compliance program in force at all Eletrobras companies, the “Eletrobras 5 Dimensions”;

4.    Additionally, all contracts related to the Angra 3 works were immediately suspended as soon as the outcome of prior investigations became public, particularly following Operations Radioactivity and Pripyat;

5.    Currently, Eletronuclear has been in the process of resuming the construction of the Angra 3 plant, renegotiating the contracts for the conclusion of the plant, except those that were canceled or suspended due to the involvement of counterparties in the actions resulting from Operation Lava-Jato, which is still in progress. For the resumption of the works, the Company has been adopting additional compliance measures;

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

6.    Moreover, in December 2019, Eletronuclear obtained a favorable decision in a lawsuit against the contractors involved in the construction of the Angra 3 plant. The 7th Panel of the Federal Regional Court of the 2nd Region unanimously declared void two electromechanical assembly contracts for the Angra 3 plant, dismissing the lawsuit filed against Eletronuclear by seven contractors: Andrade Gutierrez, Odebrecht, Camargo Correa, Queiroz Galvão, UTC, Techint and EBE. Citing awarding submissions and leniency agreements signed by these companies, the court confirmed the occurrence of bidding fraud and the nullity of the contracts. Eletronuclear's contracts with Engevix were declared null in November 2017.

7.    It is also worth mentioning that Eletronuclear removed seven executive officers as a result of the investigations, which, subsequently, were investigated by the Public Prosecutor's Office for their criminal actions to determine crimes of passive corruption and money laundering, which are still ongoing. Reimbursement actions have also been filed against certain legal entities and individuals, including former executives of the contractors and Eletronuclear itself. Many of these actions are subject to judicial secrecy.

8.    As previously reported, since allegations were made in relation to the project, Eletrobras and Eletronuclear have cooperated with the investigations of the competent authorities and remain at their disposal for any additional clarifications that may become necessary.

Eletrobras continues to monitor the news arising from the investigations and whistleblowing agreements made public, in order to assess the need for the adoption of any potential remedial measures.

Rio de Janeiro, June 25, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.